[LOGO OF AMERICAN GENERAL LIFE INSURANCE COMPANY]

Jennifer P. Powell
Associate General Counsel
Direct Line (713) 831-4954
FAX  (713) 620-4924
E-mail:Jennifer.Powell@aglife.com

Via Edgar and Overnight Mail

April 17, 2013

Mr. Min S. Oh
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Separate Account USL VL-R ("Registrant")
The United States Life Insurance Company in the City of New York
("Depositor")
Amended Registration Statement on Form N-6
	File Nos. 333-149403 and 811-09359

Dear Mr. Oh:

	Thank you for the comments provided to us on April 2, 2013. We have considered your comments and provided the following responses:

1.	General Comment

Comment ? Please disclose the existence of any third party guarantees or support agreements to the Staff.

Response ? The Depositor is party to a capital maintenance agreement with its parent, AIG. The existence of the agreement is disclosed in the SAI and a copy attached as an exhibit to the registration statement. For policies issued prior to April 30, 2010, the Depositor is party to a guarantee agreement with American Home Assurance Company, an affiliate of the Depositor. This guarantee agreement was terminated with regard to new policies issued after April 30, 2010. The financial statements of American Home are included in the registration statement as a result of the guarantee agreement.

2.	General Comment

Comment ? If Registrant is relying on Rule 12h-7, please provide appropriate representation, per guidance 33-8996 on 1/8/09.

Response ? We will add the following disclosure on page 69 of the prospectus:

Rule 12h-7 disclosure. In reliance on the exemption provided by Rule 12h-7 of the Securities Exchange Act of 1934 ("?34 Act"), US
Life does not intend to file periodic reports as required under the ?34 Act.

3.	General Comment

Comment ? Note that the contract name on the cover page should be identical to the EDGAR class identifier.

Response ? The EDGAR class identifier will be updated to match the contract name on the cover page.

4.	Front and Back Cover Page

a.	Comment ? Add note that prospectus describes all material rights or all material features under the policy.

	Response ? The first sentence of the Front Cover page has been amended to read as follows:

	This prospectus describes all material rights and features of the Protection Advantage Select flexible premium variable universal life insurance Policies issued by US Life.

b.	Comment ? The prospectus indicated that it is sold on several jurisdictions. Please confirm which jurisdictions the depositor is licensed to do business. If depositor only does business in one jurisdiction, revise references to other jurisdictions.

	Response ? The Depositor is licensed to do business in multiple jurisdictions, but the policies are only available in the state of New York. The prospectus has been amended to reflect that the policies are only available in the state of New York, and references to specific other jurisdictions have been deleted.

5.	Summary of Policy Benefits

a.	Comment ? Disclose maximum net amount at risk and how it is
calculated for the death benefit (references on pages 7 and 33).

	Response ? The net amount of risk will vary based on the death benefit of the policy and the amount of accumulation value in the policy. The two references to maximum net amount at risk have been edited to add more information regarding the maximum net amount at risk and how it is determined as follows:

	Page 6 of the prospectus: Death Benefit Option 3 is the sum of (a) the death benefit we would pay under Option 1 and (b) the cumulative amount of premiums you paid for the Policy and any riders. There is a Maximum Net Amount at Risk associated with Death Benefit Option 3.
The Maximum Net Amount at Risk on the Date of Issue can vary based on factors such as the insured person?s sex, age and premium class and is shown on page 3 of your Policy.

	Page 29 of the prospectus: The sum of (a) the death benefit we would pay under Option 1 and (b) the cumulative amount of premiums you paid for the Policy and any riders. There is a Maximum Net
Amount at Risk associated with Death Benefit Option 3.  The Maximum
Net Amount at Risk on the Date of Issue can vary based on factors such as the insured person?s sex, age and premium class and is shown on Page 3 of your Policy.

b.	Comment ? For planned periodic premium payments on page 7, revise the cross-reference for monthly premium and planned periodic premium; cross-reference to guaranteed period benefits as is done in Income Advantage Select Registration Statement.

	Response ? The cross-reference has been updated to match the cited cross-reference in Income Advantage Select.

c.	Comment ? Fixed Account discussions on pages 8 and 30, disclose guaranteed minimum annual effective rate.

	Response ? The guaranteed minimum annual effective interest rate of 2% has been added in both places.

d.	Comment ? In the Tax Benefits discussion on page 8, disclose that the death benefit may be subject to estate taxes.

	Response ? The following sentence from page 7 of the prospectus has been edited to add the italicized text:

	Generally, under federal tax law, the death benefit under a qualifying life insurance policy is excludable from the gross income of the beneficiary, but the death benefit may be subject to federal estate taxes if the insured has incidents of ownership in the policy. In addition, under a qualifying life insurance policy, cash value builds up on a tax deferred basis and transfers of cash value among the available investment options under the policy may be made income tax free.

6.	Tables of Fees and Charges

a.	Comment ? The preamble to the Tables of Fees and Charges should be revised to more accurately reflect the disclosure required by Item 3 of form N-6.

	Response ? The preamble preceding the Tables of Fees and Charges on page 10 of the prospectus is replaced with the text below:
	The following tables describe the fees and charges that you will pay when buying, owning, and surrendering the Policy. The first tables describe the fees and charges that you will pay at the time that you buy the Policy, surrender the Policy, or transfer accumulation value between investment options. No Policy owner will be charged more than the amount we show under the "Maximum Guaranteed Charge" columns.

b.	Comment ? Reduce the amount of narrative in the tables themselves, moving the detailed narrative to the footnotes.

	Response ? The Monthly Charge, Daily Charge, Accidental Death Benefit, Waiver of Monthly Deduction, Guaranteed Minimum Death
Benefit and Guaranteed Withdrawal Benefit tables have been updated as requested and are included below.


                               Periodic Charges
Charge             When Charge is      Maximum               Current
                   Deducted            Guaranteed Charge     Charge

Monthly Charge per
$1,000 of base
coverage(1)

Maximum Charge(2)  Monthly, at the     $2.66 per $1000 of    $2.66 per $1000 of
                   Beginning of each   base coverage          base coverage
                   Policy month.(3)

Maximum Charge(4)  Monthly, at the    $0.09 per $1000 of     $0.09 per $1000 of
                   Beginning of each   base coverage         base coverage
                   Policy month.(3)

Example Charge(5)  Monthly, at the    $0.38 per $1000 of     $0.38 per $1000 of
                   Beginning of each    base coverage         base coverage
                   Policy month.(3)

Daily Charge       daily               annual effective      annual effective
(mortality and                         rate of 0.70% (7)     rate of 0.70% (7)
Expense risk fee)
  Policy years 1-10(5)

Policy Loan        Annually (in        4.75% of the loan     4.75 of the loan
Interest Charge    advance,on your     balance(8)               balance(8)

_______________

	(1) The Monthly Charge per $1,000 of base coverage will vary based on the amount of base coverage and the insured person?s sex, age and premium class. See "Base coverage and supplemental coverage" on page 31. The Monthly Charge per $1,000 of base coverage shown in the table may not be typical of the charges you will pay. Page 3A of your Policy will indicate the initial Monthly Charge per $1,000 of base coverage applicable to your Policy. Your Policy refers to this charge as the "Monthly Expense Charge for the First Five Years." More detailed information covering your Monthly Charge per $1,000 of base coverage is available on request from our Administrative Center, shown under "Contact Information" on page 5 of this prospectus, or your US Life representative. There is no additional charge for any illustrations which may show various amounts of coverage.

	(2) The maximum charge is for an 85 year old male, standard tobacco, with a Specified Amount of $360,000, of which $360,000 is base coverage.

	(3) The charge is assessed during the first 5 Policy years and during the first 5 Policy years following an increase in base coverage. The charge assessed during the 5 Policy years following an increase in base coverage is only upon the amount of the increase in base coverage.

	(4) The minimum charge is for an 18 year old female, preferred plus, non-tobacco, with a Specified Amount of $360,000, of which $36,000 is base coverage.

	(5) The example charge is for a 50 year old male, preferred non-tobacco, with a Specified Amount of $360,000, of which $306,000 is base coverage.

	(6) 	After the 10th Policy year, the maximum daily charge
will be as follows:
                  Policy years 11-20...........annual effective rate of 0.35%
                  Policy years 21+..............annual effective rate of 0.15%
                  These reductions in the maximum amount of the daily charge are guaranteed.

	(7) The annual effective rate is the annual effective rate of accumulation value invested in the variable investment options.

       (8) We assess loan interest at the beginning of each Policy year at a rate of 4.54%. The 4.54% rate is equivalent to interest assessed at the end of the Policy year at an annual effective rate of 4.75%. See "Policy loans" on page 52.


                               Periodic Charges for
                             Optional Benefit Riders

Optional Benefit   When Charge is       Maximum              Current
Deducted           Guaranteed Charge    Charge

Accidental Death
Benefit(1)

Maximum            Monthly, at the     $0.16 per $1,000 of   $0.16 per $1,000 of
Charge(2)          beginning of each   rider coverage        rider coverage
                   Policy month

Maximum            Monthly, at the     $0.06 per $1,000 of   $0.06 per $1,000 of
Charge(3)          beginning of each   rider coverage        rider coverage
                   Policy month

Example            Monthly, at the     $0.07 per $1,000 of   $0.07 per $1,000 of
Charge(4)          beginning of each    rider coverage        rider coverage
                   Policy month

Children's         Monthly, at the     $0.43 per $1,000 of   $0.43 per $1,000 of
Insurance          beginning of each   rider coverage        rider coverage
Benefit            Policy month

Waiver of
Monthly
Deduction(5)

Maximum            Monthly, at the     $0.40 per $1,000 of   $0.40 per $1,000 of
Charge(6)          beginning of each   net amount at risk    net amount at risk
                   Policy month        attributable to the   attributable to the
                                       Policy                Policy

Minimum            Monthly, at the     $0.02 per $1,000 of   $0.02 per $1,000 of
Charge(7)          beginning of each   net amount at risk    net amount at risk
                   Policy month        attributable to the   attributable to the
                                       Policy               Policy

Example           Monthly, at the     $0.08 per $1,000 of    $0.02 per $1,000 of
Charge(8)         beginning of each   net amount at risk     net amount at risk
                  Policy month         attributable to the   attributable to the
                                       Policy                Policy
_______________

	(1) The charge for the Accidental Death Benefit Rider will vary based on the insured person?s age.

	(2)  The maximum charge is for a 70 year old.

	(3)  The minimum charge is for a 29 year old.

	(4)  The example charge is for a 50 year old.

	(5) The charge for the Waiver of Monthly Deduction Rider will vary based on the insured person?s age when we assess the charge.

	(6)  The maximum charge is for a 59 year old.

	(7)  The minimum charge is for a 18 year old.

	(8)  The example charge is for a 50 year old.


                               Periodic Charges for
	          Optional Benefit Riders

Charge             When Charge is      Maximum               Current
                   Deducted            Guaranteed Charge     Charge

Guaranteed Minimum
Death Benefit
Rider Charge(1)

Maximum            Monthly, at the     $12.66 per $1,000 of  $0.83 per $1,000 of
Charge(2)          beginning of each   net amount at risk    net amount at risk
                   Policy month        attributable to       attributable to
                                       total of base and     total of base and
                                       supplemental          supplemental
                                       coverages             coverages

Maximum            Monthly, at the     $0.04 per $1,000 of   $0.01 per $1,000 of
Charge(3)          beginning of each   net amount at risk    net amount at risk
                   Policy month        attributable to       attributable to
                                       total of base and     total of base and
                                       supplemental          supplemental
                                       coverages             coverages


Maximum            Monthly, at the     $0.28 per $1,000 of   $0.16 per $1,000 of
Charge(4)          beginning of each    net amount at risk   net amount at risk
                   Policy month         attributable to      attributable to
                   total of base and    total of base and
                   supplemental         supplemental
                   coverages            coverages

Lifestyle Income
Rider Charge(1)

Maximum            Monthly, at the     $2.35 per $1,000 of   $0.16 per $1,000 of
Charge(5)          beginning of each    rider amount at       rider amount
at                 Policy month         risk                  risk

Maximum            Monthly, at the     $0.01 $1,000 of       $0.01 per $1,000 of
Charge(6)          beginning of each    rider amount at       rider amount
at                 Policy month        risk                   risk

Maximum            Monthly, at the     $0.12 per $1,000 of   $0.12 per $1,000 of
Charge(7)          beginning of each    rider amount at      rider amount
at                 Policy month         risk                 risk

_______________

	(1) The charge for the Guaranteed Minimum Death Benefit rider and the Lifestyle Income Rider will vary based on the insured person?s sex, age, premium class and death benefit Option selected. If you elect the Lifestyle Income Rider you must also elect the Guaranteed Minimum Death Benefit rider.

	(2) The maximum charge is for an 85 year old male, standard tobacco, with a Specified Amount of $360,000, of which $360,000 is base coverage.

	(3) The minimum charge is for an 18 year old female, preferred plus, non-tobacco, with a Specified Amount of $360,000, of which $36,000 is base coverage.

	(4) The example charge is for a 50 year old male, preferred non-tobacco, with a Specified Amount of $360,000, of which $306,000 is base coverage.

	(5) The maximum charge is for a 70 year old female, preferred plus, with a Specified Amount of $360,000, of which $360,000 is base coverage.

	(6) The minimum charge is for an 18 year old male, standard tobacco, with a Specified Amount of $360,000, of which $36,000 is base coverage.

	(7) The example charge is for a 50 year old male, preferred non-tobacco, with a Specified Amount of $360,000, of which $306,000 is base coverage.


       c.	Comment ? Review all footnotes to confirm they are matched to correct text.

	Response ? All footnotes have been reviewed and the references corrected to match to the appropriate text.

7.	Separate Account USL VL-R

Comment ? On page 22 of the prospectus, correct the last sentence of the second paragraph from referring to "Separate Account assets" to referring to "US Life assets."

	Response ? The requested edit was made to page 18 of the prospectus.

8.	Investment Options

Comment ? Please consider for clarity adding the information in the footnotes to the table as parentheticals.

Response ? As appropriate, the footnotes have been moved into the table as parenthetical information.

9.	Bolded Language ? Investment Options

Comment ? Include instructions on how to obtain the fund prospectuses in the bold.

Response ? The text has been bolded and expanded as shown below:

Please check the Protection Advantage Select webpage at www.americangeneral.com to view the Fund prospectuses and their supplements, or contact us at our Administrative Center to request copies of Fund prospectuses and their supplements.

10.	Guaranteed Minimum Death Benefit Rider

a. 	Comment ? On page 49 of the prospectus, confirm that the last sentence of the second paragraph regarding loan interest is new disclosure or verify that it is existing language. Will it be applied retroactively to existing clients? If not, clarify.

	Response ? The last sentence is new disclosure, and it applies only on riders issued on or after May 1, 2013. The disclosure has been amended as shown in italics below:

	However, if your rider was issued on or after May 1, 2013, if you have an outstanding loan and the Policy?s cash surrender value is not enough to cover loan interest when due, the Policy will enter the grace period regardless of the Continuation Guarantee Account.

b.	Comment ? On page 51 of the prospectus, with regard to the
Continuation Guarantee Account, please clarify that it does not impact policy value or death benefit value.

	Response ? A clarification that there is no impact to policy value or death benefit value has been added to page 43 of the prospectus, as shown below:

       The Continuation Guarantee Account value is calculated in the same manner as your Policy value. We determine the Continuation Guarantee Account value however, by using different charges and a different interest rate. Except as stated in this rider, the Continuation Guarantee cost of insurance rates table, the Continuation Guarantee interest rate, and all other Continuation Guarantee charges are guaranteed not to change. The initial Continuation Guarantee interest rate is found in your Policy Schedule. The initial charges are found in your Policy Schedule and in the rider. The Continuation Guarantee Account has no impact on your death benefit, accumulation value or Policy value.

c.	Comment ? In the third paragraph on page 52 of the prospectus, does the change from third policy year to second policy year apply retroactively or on a go-forward basis?

	Response ? The prospectus disclosure has been edited, as shown below, to clarify that for new policies, the adjustment period begins with the second policy year.

	For Policies issued on May 1, 2013 or later, beginning with the second Policy year and each Policy year thereafter, the Continuation Guarantee Account is subject to adjustment. For Policies issued before May 1, 2013 this adjustment period began with the third
Policy year.

d.	Comment ? In the third paragraph on page 54 of the prospectus, with regard to the restricted investment options, clarify whether that paragraph applies to election of the Rider before, on or after 4/30/2013.

	Response ? The paragraph applies to all owners, regardless of when their rider was elected, and the disclosure has been updated as shown below. Prior rider owners were subject to the same 30% investment restrictions. This disclosure is not new. The only change in investment restrictions for Polices issued prior to May 1, 2013 is the addition of funds new to the product. The disclosure has been updated as shown below:

In addition, regardless of when you elected the guaranteed minimum death benefit rider, the investment options listed below are designated as restricted investment options.

e.	Comment ? On page 57 of the prospectus, with regard to Reinstatement of the rider, confirm and disclose whether the rider can be reinstated after policy lapse for owners who elected the rider prior to May 1, 2013.

	Response ? The rider can only be reinstated for owners who elected the rider on May 1, 2013 or later, and the disclosure has been updated as shown below:

	Reinstatement. If you elected your rider on May 1, 2013 or later, we will reinstate this rider by written request if your Policy is reinstated at the same time. The reinstated rider will be in force from the same date that the Policy is reinstated.

11.	Guaranteed Withdrawal Benefit Rider

a.	Comment ? On page 57 of the prospectus, for the benefit amount, describe parameters by which amount of the benefit withdrawal benefit basis may be selected including minimum and maximum.

	Response ? On pages 46-47 of the prospectus, the disclosure has been updated as shown below:

       Guaranteed Withdrawal Benefit Amount. You may elect to receive withdrawal benefit payments under the rider after meeting the eligibility requirements. The Policy anniversary on which you begin receiving payments is the Initial Election Date. The Withdrawal Benefit Basis is the equivalent of the maximum amount by which the Owner has decided to reduce the death benefit to provide for the withdrawal benefit under the rider, and is shown on the Rider Schedule. The Withdrawal Benefit Basis that may be selected must at least be $60,241. The maximum Withdrawal Benefit Basis that may be selected is subject to limitations based on our rules in effect and may be less than 100% of the Policy?s specified amount.

       On the Initial Election Date, we will determine the initial Withdrawal Benefit Balance which is the total amount of withdrawal benefits available under the rider. This is calculated by multiplying the Withdrawal Benefit Basis by the applicable factor from the Table of Withdrawal Benefit Factors shown on the Rider Schedule. We will also determine the Guaranteed Withdrawal Benefit Amount ("GWB") which is the maximum amount of each monthly payment you can receive. This is determined by multiplying the initial Withdrawal Benefit Balance by the Guaranteed Withdrawal Benefit
Percentage shown on the Rider Schedule.   We currently set the
Guarantee Withdrawal Benefit Percentage to 0.83% for all policies. We may change this percentage for Policies issued in the future. We will provide at least 120 monthly withdrawal benefit payments. You can elect to receive smaller payments over a longer period of time. We may change the minimum number of GWB payments for Policies issued in the future.

b.	Comment ? Describe how the guaranteed withdrawal benefit amount is determined. Explain or clarify when or why an owner may exceed 120 monthly payments. On page 60 of the prospectus, please provide more narrative explanation of how the guaranteed withdrawal benefit was determined to be $1494.

	Response ? Policy owners may choose to take less than their maximum monthly payments. Should they so choose, the duration of payments can increase. This disclosure is currently in the prospectus on page
57 and in the disclosure above.

	On page 49 of the prospectus, the example has been updated as shown below:

	Example 1:  Guaranteed Withdrawal Benefit Amount and Withdrawal Benefit
Balance

	Below is an example showing how the GWB and the Withdrawal Benefit Balance work together. This example assumes that:

*	The insured is a male, age 50, preferred non-tobacco;
*	The specified amount is $360,000, of which $306,000 is base
coverage;
*	The first 12 months of GWB payments are shown in the following table;
*	The Owner does not take GWB payments for two of the first 12 months;
*	The Withdrawal Benefit Basis purchased under the rider is $180,000;
*	The Guaranteed Withdrawal Benefit Percentage is 0.83%;
*	On the Initial Election Date, the applicable Withdrawal Benefit
Factor is 1.0;
*	The Policy has been in force for at least the Minimum Eligibility
Period; and
*	The Policy meets all the other Benefit Eligibility for receiving GWB payments.

	The initial Withdrawal Benefit Balance is equal to the Withdrawal Benefit Basis, multiplied by the Withdrawal Benefit
Factor on the Initial Election Date. For this example, the initial Withdrawal Benefit Balance is $180,000 ($180,000 multiplied by 1.0). The GWB is equal to the initial Withdrawal Benefit Balance, multiplied by the Guaranteed Withdrawal Benefit Percentage. For this example, the GWB is equal to $1,494 ($180,000 multiplied by 0.83%).
12.	Fees and Charges ? M&E Charge

Comment ? On page 62 of the prospectus, with regard to M&E Charges, cross reference to page 65 to explain the charge.

       Response ? The requested cross reference has been added.

13.	Monthly Charges

Comment - Adjust discussion of Overloan Protection Rider in the fee table to be in the Rider section, to resolve the current conflicting locations of transaction charges in the tables and rider cost in the fee discussions later in prospectus.

Response ? The fee tables have been updated to move the Overloan
Protection Fee information to the Rider section, as shown below:

       The next tables describe the fees and expenses that you will pay on a transaction basis or periodically if you elect an optional benefit rider during the time that you own the Policy.


                               Transaction Fees for
                              Optional Benefit Riders

Optional Benefit   When Charge is      Maximum               Current
Rider              Deducted            Guaranteed Charge     Charge

Guaranteed Minimum
Death Benefit
Rider Charge(1)

Overloan Protection
Rider

One-Time Charge    At time rider is    5.0% f Policy's       3.5% of Policy's
                   Exercised           accumulation value    accumulation value
                                       at time rider is      at time rider is
                                       exercised             exercised

                               Periodic Charges for
                              Optional Benefit Riders

Optional Benefit   When Charge is      Maximum               Current
Rider              Deducted            Guaranteed Charge     Charge

Accidental
Death Benefit(1)

Maximum            Monthly, at the      $0.16 per $1,000 of  $0.16 per $1,000 of
Charge(2)          beginning of each    rider coverage        rider coverage
                   Policy month

Maximum            Monthly, at the     $0.06 per $1,000 of   $0.06 per $1,000 of
Charge(3)          beginning of each    rider coverage        rider coverage
                   Policy month

Maximum            Monthly, at the     $0.07 per $1,000 of   $0.07 per $1,000 of
Charge(4)          beginning of each    rider coverage        rider coverage
                   Policy month

Children's         Monthly, at the     $0.43 per $1,000 of   $0.43 per $1,000 of
Insurance          beginning of each    rider coverage       rider coverage
Benefit            Policy month


14.	Federal Tax Considerations/Legal Proceedings

Comment - Confirm that this Language is current and in compliance with Item 12 of the Form.

Response ? The tax disclosures and legal proceedings sections have been brought current and in compliance with Item 12 of Form N-6 as part of the 485(b) we will file this month.

15.	SAI Comment ? Compensation

Comment ? Confirm if any fees paid to AGL in 2012 (AGLC services fees paid disclosure only for 2010 and 2011)

Response ? In 2012, USL paid AGL fees of $135,806,144. The services disclosure section has been updated as shown below:

       US Life and American General Life Companies, LLC ("AGLC"), were previously parties to a services agreement. US Life and AGLC were both wholly-owned subsidiaries of AIG and therefore affiliates of one another. AGLC was a Delaware limited liability company established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address was 2727-A Allen Parkway, Houston, Texas 77019-2191. Under the services agreement, AGLC provided shared services to US Life and certain other life insurance companies under the AIG holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services. During 2011 and 2010, US Life paid AGLC for these services $112,436,425 and $95,355,628, respectively.

       AGLC was merged into American General Life Insurance Company ("AGL") at the end of 2011. AGL is an affiliate of US Life. AGL now provides all services to US Life previously provided by AGLC. During 2012, US Life paid AGL for these services $135,800,144.

16.	SAI Comment ? Capital Maintenance Agreement

Comment ? Provide a brief description of the Capital Maintenance
Agreement.

Response ? A brief description of the Capital Maintenance Agreement has been added to the SAI, as shown below:

       On March 30, 2011, AIG and AGL entered into an Unconditional Capital Maintenance Agreement ("CMA"). As a result, the financial statements of AIG are incorporated by reference below. Among other things, the CMA provides that AIG would maintain AGL?s total adjusted capital at or above a certain specified minimum percentage of AGL?s projected company action level risk-based capital (as defined under applicable insurance laws). AIG does not underwrite any contracts referenced herein.


17.	Part C Comment ? Capital Maintenance Agreement

Comment ? Add Capital Maintenance Agreement as an exhibit to the registration statement.

Response ? The Capital Maintenance Agreement will be included as an exhibit to the registration statement.

18.	Tandy Representations

Comment ? Please add Tandy Representations prior to filing B amendment.

		Response ? Tandy Representations are made below.

Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

	We will file all revisions and all relevant exhibits and financial statements in a post-effective amendment to the registration statement on or about April 26, 2013. Please note that we submitted a Rule 485(b)(1)(vii) request for relief with the filing made on February 14, 2013. If you have any further questions, please contact me at 713-831-4954.

Very truly yours,

JENNIFER P. POWELL

Jennifer P. Powell
Associate General Counsel


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